UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cambridge Display Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

132193103

(CUSIP Number)

Sumitomo Chemical Co., Ltd.

27-1

Shinkawa 2-chome

Chuo-ku, Tokyo 104-8260, Japan

Attention: Toshiyuki Yoshino

with a copy to:

Pillsbury Winthrop Shaw Pittman

1540 Broadway

New York, NY 10036-4039

Attention:  Donovan Burke, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132193103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sumitomo Chemical Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 181,170

	8.	Shared Voting Power 9,115,899(1)

	9.	Sole Dispositive Power 181,170

	10.	Shared Dispositive Power 9,115,899(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,297,069

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of the shares of common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Support Agreement described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on the 21,631,703 shares of CDT common stock outstanding as of July 31, 2007 (as represented by CDT in the Merger Agreement discussed in Item 4 below).

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “CDT Common Stock”), of Cambridge Display Technology, Inc. (the “Issuer” or “CDT”), a Delaware corporation.  The address of the Issuer's principal executive office is c/o Cambridge Display Technology Limited, Building 2020, Cambourne Business Park, Cambridgeshire CB23 6DW, United Kingdom.

Item 2.	Identity and Background

(a)          The name of the company filing this statement is Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo” or “Reporting Person”).

(b)         The Reporting Person’s principal office address is 27-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan.

(c)          The Reporting Person’s principal business is operating around the world in six business sectors: basic chemicals, petrochemicals and plastics, fine chemicals, IT-related chemicals, agricultural chemicals, and pharmaceuticals.

(d)         During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Reporting Person’s directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Sumitomo is a Japanese corporation.

Item 3.	Source and Amount of Funds or Other Consideration

On July 31, 2007, as an inducement for Sumitomo to enter into the Merger Agreement described in Item 4 below and in consideration thereof, certain stockholders of CDT listed on Schedule A (the “Stockholders”) attached hereto, entered into a support agreement ( the “Support Agreement”) described in Item 4 below. No shares were purchased by the Reporting Person pursuant to the Support Agreement, and thus no funds were used for such purpose. The Reporting Person did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Support Agreement.

Item 4.	Purpose of Transaction

(a)-(b)          Pursuant to an Agreement and Plan of Merger, dated as of July 31, 2007 (the “Merger Agreement”), among Sumitomo, Rosy Future, Inc., a Delaware corporation and a wholly owned subsidiary of Sumitomo (“Merger Sub”), and CDT, Merger Sub will merge with and into CDT, at which time the separate existence of Merger Sub shall cease and CDT shall survive the merger as the surviving corporation and a wholly owned subsidiary of Sumitomo (such events constituting the “Merger”). Once the Merger is consummated, all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into CDT and CDT shall remain as the surviving corporation (the “Surviving Corporation”).  As a result of the Merger, each share of CDT Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares of CDT Common Stock to be canceled pursuant to Section 2.01(b) of the Merger Agreement and Appraisal Shares (as defined in the Merger Agreement), shall be canceled and converted into the right to receive $12.00 in cash, without interest (the “Merger Consideration”). All such shares of CDT Common Stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of CDT.

Consummation of the Merger is subject to customary closing conditions, including (i) approval of the Merger Agreement and the Merger by CDT common stockholders, (ii) the absence of any material adverse effect on CDT and (iii) the election of statutory appraisal rights by holders of no more than 10% of the CDT’s Common Stock.

Concurrently with entering into the Merger Agreement, certain of CDT’s stockholders listed on Schedule A hereto, including its principal stockholder and several management stockholders, entered into a Support Agreement with Sumitomo, Merger Sub and CDT, pursuant to which each of those Stockholders severally agreed to vote all shares of CDT Common Stock beneficially owned in favour of the Merger and against competing transactions. In the aggregate, these Stockholders beneficially own approximately 43% of the outstanding CDT Common Stock. The Support Agreement terminates upon the earlier of (i) the effective date of the merger and (ii) termination of the Merger Agreement pursuant to its terms (including if CDT terminates the Merger Agreement to accept a superior acquisition proposal).

The purpose of the Support Agreement is to enable Sumitomo and CDT to consummate the transactions contemplated under the Merger Agreement.

(c)                                  Not Applicable

(d)                                 At the effective time of the Merger, (i) the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation and (ii) the officers of CDT immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, in each case, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable law, as the case may be.

(e)                                  Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f)                                  Not applicable.

(g)                               At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation shall be amended to be the same as the certificate of incorporation of the Merger Sub, except that the corporate name of CDT shall remain as the corporate name of the Surviving Corporation and (ii) the by-laws of the Merger Sub as in effect immediately prior to the effective time of the Merger shall be the by-laws of the Surviving Corporation; in each case, until thereafter changed or amended as provided therein or by applicable law.

(h)-(i)             If the Merger is consummated as planned, the CDT Common Stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq Global Market.

(j)                                   Other than described above, the Reporting Person does not have, nor to the knowledge of the Reporting Person, any of the Reporting Person’s directors or executive officers have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although they reserve the right to develop such plans or proposals).

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Support Agreement, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and such agreements are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a)-(b)          The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. For the purposes of Rule 13d-3 promulgated under the Exchange Act, Sumitomo, has sole voting power with respect to 181,170 shares of CDT Common Stock and by entering into the Support Agreement with the Stockholders, Sumitomo may be deemed to have shared voting power with respect to 9,115,899 shares of CDT Common Stock, in the aggregate representing approximately 43% of the total outstanding CDT

Common Stock. The calculation of the foregoing percentage is based on 21,631,703 shares of CDT Common stock outstanding as of July 31, 2007, as represented by CDT in the Merger Agreement described in Item 4 above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of the 9,115,899 shares of Common Stock as a result of the Support Agreement described in Item 4 hereof, for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Reporting Person does not, nor to the knowledge of the Reporting Person, do any of its directors or executive officers, have any equity or other ownership interests in CDT, except as described in this Schedule 13D.

(c)                                  The Reporting Person has not, nor to the knowledge of the Reporting Person, has any of its directors or executive officers, engaged in any transaction during the past 60 days in any shares of CDT Common Stock, except as described in this Schedule 13D.

(d)                                 To the knowledge of the Reporting Person, no person, other than the Stockholders as set forth on Schedule A, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of CDT deemed to be beneficially owned by the Reporting Person.

(e)                                  Not applicable.

References to, and descriptions of, the Support Agreement in this Item 5 are qualified in their entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D, and which is incorporated by reference in this Item 5 in its entirety where such references and description appear.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4, and 5 of this Schedule 13D and Exhibits 1 and 2 are incorporated herein by reference. The Reporting Person has agreed to pay advisory fees to Nikko Citigroup and its affiliates in connection with the transactions contemplated by the Merger Agreement.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships among the person named in Item 2 and any of its directors or executive officers and between such persons and any other person with respect to any securities of CDT, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits hereto:

1.                                     Agreement and Plan of Merger, dated as of July 31, 2007, by and among Sumitomo Chemical Co., Ltd, Rosy Future, Inc. and Cambridge Display Technology, Inc.*

2.                                       Support Agreement, dated as of July 31, 2007, by and among Sumitomo Chemical Co., Ltd., Rosy Future, Inc., Cambridge Display Technology, Inc. and the several stockholders of Cambridge Display Technology, Inc. named therein.*

* Incorporated herein by reference from the second Current Report filed on Form 8-K by Cambridge Display Technology, Inc. with the SEC on July 31, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2007	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Makoto Hara
NAME: Makoto Hara
TITLE: Executive Officer

Schedule A –  Stockholder Information

Stockholder	Number of Shares
Cardinal Court Investors	56,095
Kelso Investment Associates VI, L.P.	7,498,412
KEP VI, LLC	1,159,421
Magnetite Asset Investors L.L.C.	275,294
David Fyfe	90,600
Suk Bae Cha	28,917
Ian Chao	7,160

EXHIBIT INDEX

The following documents are filed as exhibits hereto:

1.                                       Agreement and Plan of Merger, dated as of July 31, 2007, by and among Sumitomo Chemical Co., Ltd, Rosy Future, Inc. and Cambridge Display Technology, Inc.*

2.                                       Support Agreement, dated as of July 31, 2007, by and among Sumitomo Chemical Co., Ltd., Rosy Future, Inc., Cambridge Display Technology, Inc. and the several stockholders of Cambridge Display Technology, Inc. named therein.*

* Incorporated herein by reference from the second Current Report filed on Form 8-K by Cambridge Display Technology, Inc. with the SEC on July 31, 2007.